Exhibit 3

Part III: Manner of Operations

Item 3:   Exclusion from ATS Services

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber
    from the ATS services?

    ☒ Yes ☐ No

    If yes, list and provide a summary of the conditions for excluding, in whole or
    in part, a Subscriber from the ATS services.

    Answer: A Subscriber can be excluded from the ATS if the Subscriber no longer satisfies
    the eligibility requirements for acceptance as a Subscriber.

    Additionally, the operation of the ATS is continuously monitored by the ATS's trading
    operations team ("Trading Operations") to ensure the smooth and correct functioning of the
    system as well as adherence to the ATS's operating procedures and the applicable securities
    rules and regulations. Authorized personnel can monitor order entry port status, order
    acknowledgement latency, market data quality, and potential trade-throughs, in addition to
    detailed metrics on order entry rates, open and executed exposures, and executed volumes.
    Authorized personnel monitor to determine whether Subscribers are sending orders in
    excess of 5,000 orders per second or a single order with notional value greater than
    $530,000,000. Any orders in excess of these limits will be rejected by the ATS, and
    authorized personnel will have discussions with Subscribers who exceed these limits about
    their order entry behavior.

    In addition to real-time monitoring, any anomalies in the activities in the ATS will be
    reviewed using end-of-day reports. These reports include T+1 clearing breaks, same entity
    crosses and execution quality reports. In the event of a problem, such as a systems error at a
    Subscriber or market data issues, Trading Operations may, among other actions, halt the
    activity of a Subscriber or set of Subscribers and/or stock or set of stocks in order to contain
    the impact of a problem while pursuing a resolution.

b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the
    same for all Subscribers?

    ☒ Yes ☐ No

    If no, identify and explain any differences.

Item 8:   Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders
    or trading interest?

    ☒ Yes ☐ No

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

Answer: The minimum units of trading for NMS Stocks traded on the ATS is one share. Only orders that are $530,000,000 or less in notional value will be eligible for trading on the ATS.

Additionally, the ATS offers a minimum quantity modifier for execution. A minimum quantity modifier allows Subscribers to request a minimum share amount on an execution, such that if the available liquidity is below the minimum quantity amount, the order will not execute.

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Does the NMS Stock ATS accept or execute odd-

lot orders?

☒ Yes ☐ No

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

Answer: Odd Lot orders are handled the same as round lot orders and are treated the same for priority purposes.

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

e. Does the NMS Stock ATS accept or execute mixed-

lot orders?

☒ Yes ☐ No

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

Answer: Mixed Lot orders are handled the same as round lot and odd-lot orders and are treated the same for priority purposes.

f.   If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.